UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE


                                                               April 5, 2019

  Alexander Nickolatos
  Interim Chief Executive Officer
  Eco-Stim Energy Solutions, Inc.
  1773 Westborough Drive, Suite 110
  Katy, Texas 77449

          Re:     Eco-Stim Energy Solutions, Inc.
                  Schedule 13E-3
                  Filed on March 25, 2019 by Eco-Stim Energy Solutions, Inc. File No. 005-88351

  Dear Mr. Nickolatos,

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

         If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

  Schedule 13E-3
  Exhibit 99.1 | Disclosure Statement

  Fairness of the Transaction, page 2

  1. The discussion often only addresses fairness of the transaction to the "Shareholders." Please conform the disclosure here and throughout the disclosure document to the standards codified in Item 1014(a) of Regulation M-A by revising or supplementing this statement to make clear that the fairness determination is consistently directed, as required, at unaffiliated security holders. Refer also to Rule 13e-3(a)(4) which defines the term "unaffiliated security holder."
  2. Please revise to consistently state, if true, that the Board produced the fairness determination on behalf of Eco-Stim. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of
     Regulation M-A, by their terms, apply to the subject company of the subject transaction as distinguished from the Board. The term "subject company" is defined in
Item 1000(f) of
     Regulation M-A.
 Alexander Nickolatos
Eco-Stim Energy Solutions, Inc.
April 5, 2019
Page 2

3. Please revise to indicate, if true, that specific going concern, net book, and liquidation values were not calculated or considered by Eco-Stim when making its fairness determination.
   Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21
   in Exchange Act Release 17719 (April 13, 1981).

Shareholder Approval, page 2

4. We noticed that Eco-Stim's shareholders approved the reverse stock split on June 20, 2018.
   Advise the legal basis, if any, upon with Eco-Stim concluded that such a solicitation, which solicitation was effectuated through use of a proxy statement filed under cover of Schedule
   14A, was not required to be accompanied by the disclosures required under Rule 13e-3.

Summary Financial Information, page 4

5. Given the completion of the 2018 fiscal year in combination with the NT-Form 10-K filing made on April 1, 2019, please confirm that the information in this section will be updated in an amended filing and fully comply with Item 1010(c) of Regulation M-A, or advise.

Going Private Transaction; Effects, page 10

6. Eco-Stim suffered net operating losses in fiscal years ending 2016 and 2017. Please specify the constituency expected to become the beneficiary of Eco-Stim's and/or its successor's future use of any net operating loss carryforwards, if any. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

7. Advise us, with a view towards revised disclosure, how compliance with Item 1014(e) of
   Regulation M-A has been effectuated. Please note that an affirmative response to this disclosure requirement must be provided, even if the response is in the negative. Refer to
   General Instruction E of Schedule 13E-3.
Impact on Shareholders, page 12
8. Please refer to the following statement: "[ ] shareholders were paid, in cash, an amount equal to $0.08 per share on a post-stock split basis for each pre-split share resulting in a fractional share." Given that payment for fractional interests already appears to have occurred, please advise us how Eco-Stim intends to comply with Rule 13e-3(f). Refer also to
   Note D.4. of Schedule 13E-3, which provision requires distribution of the information statement required by Rule 13e-3 30 days prior to any purchase having taken place.
Documents Incorporated by Reference, page 15
9. Please confirm, if true, the itemization of documents incorporated by reference in this section, as well as corresponding Item 13 to Schedule 13E-3, will be updated and otherwise comply with General Instruction F of Schedule 13E-3 via inclusion of a new exhibit. Refer also to Item 16 of Schedule 13E-3.
 Alexander Nickolatos
Eco-Stim Energy Solutions, Inc.
April 5, 2019
Page 3

        We remind you that Eco-Stim Energy Solutions, Inc. is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact me at (202) 551-3266 with any questions.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers &
Acquisitions

cc: Andrew W. Smetana, Esq.